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                                                                       Exhibit A

                Centennial Investment & Management Company, Inc.
                            2060 Broadway / Suite 400
                             Boulder, Colorado 80302
                       (303) 444-0206 / (303) 444-7968 FAX


April 10, 2001

CONFIDENTIAL

Mr. J. Patrick McDuff, Chairman
Special Committee
BLACK HAWK GAMING & DEVELOPMENT COMPANY
Black Hawk, Colorado  80426

Dear Pat:

         Our respective attorneys should be finishing up the Confidentiality Agreement shortly. There were a number of troubling provisions in the original draft which we have addressed and hopefully this procedural matter will be taken care of shortly.

         Meanwhile, I have been able to develop various models looking to make an offer to the Special Committee. Without benefit of additional information provided to me by Black Hawk, but based on my models and their assumptions, I am working with other current shareholders of the Company and am prepared to make the following offer for your consideration.

         Based on my preliminary analysis I am prepared to offer to purchase all outstanding shares of Black Hawk Gaming & Development Company, Inc., other than shares held by participating members of any group I may form, for $12.00 per share subject to financing and completion of due diligence. I feel that Mr. Jacobs' current offer falls short of providing adequate shareholder value.

         On another matter, Ron Levine indicated that your financial advisor, Robertson Stephens, Inc., would be providing me with a copy of their Executive Summary. Hopefully the completion of our Confidentiality Agreement will allow this material to be sent to us as quickly as possible. We have also requested to review a copy of Mr. Jacob's current offer and hope that information will be forthcoming as well.

         We look forward to working with you and members of the Special Committee on this important matter.

Sincerely,


R. D. Greenlee



cc  Chris Hazlitt
    Ron Levine